

March 7, 2012

<u>Via E-mail</u>
Mr. Jonathan A. Graff
Chief Financial Officer
American Campus Communities, Inc.
12700 Hill Country Boulevard
Suite T-200
Austin, TX  78738

> **Re:     American Campus Communities, Inc.**
> **Form 10-K**
> **Filed February 28, 2012**
> **File No. 001-32265**

Dear Mr. Graf:

We have reviewed your filing and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24</u>

<u>Wholly-Owned Properties Operations, page 27</u>

1.      We note from your disclosure and your correspondence to the SEC dated May 18, 2011 that you view the operations of wholly-owned same store properties as a key performance indicator.  In that regard, please disclose in detail how you define same store revenues and operating expenses, including the specific components of each.  In addition, please reconcile these measures to the most comparable GAAP measure in accordance with Item 10(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief